                                                Filed by MasterCard Incorporated
                                                  Pursuant to rule 425 under the
                                                          Securities Act of 1933
                                                             File No.: 333-67544

                                     Subject Company: Europay International S.A.
                                                         MasterCard Incorporated


                                                                  20 August 2001


Dear Member,


As you will know from the announcements made during the Europay Members' Forum in Munich last June, Europay International and MasterCard International are undertaking steps to integrate their separate organisations to create a global payments company - MasterCard Incorporated - which will be better able to serve its Members and shareholders.



I am therefore delighted to announce that on Wednesday 15 August, we took a great step forward in this enterprise when MasterCard filed a registration statement with the U.S. Securities and Exchange Commission (SEC) formally proposing the conversion of MasterCard International to a private share corporation, and setting out their plans for the integration with Europay. The filing of the registration statement begins a formal review by the SEC. This is a necessary legal process that has to be undertaken before the integration transaction can be completed, and it will take some time before SEC approval is obtained.



MasterCard's conversion to a private share corporation will allow an exchange of shares between Europay shareholders and MasterCard and allow the new organisation to more closely align its interests with those of our customers. It will also give Members a more direct share in the benefits of a successful organisation.



Following the completion of the SEC registration we enter the final phase of the integration when MasterCard Principal Members will receive a proxy statement prospectus, while Europay shareholders are sent a share exchange agreement. The completion of the transaction is not likely to take place before the autumn.



This latest step is excellent news as we move ever closer towards the benefits of a united, stronger, global payments organisation, better equipped to serve the needs of our Members. I trust you will share my excitement and enthusiasm for the future prospects and prosperity of our Members as part of MasterCard Europe.

Should you have any queries regarding the SEC filing, or any other issue relating to the integration, please don't hesitate to contact me or Etienne Goosse. We shall, of course, provide you with further details of developments as they become available.



For your information, I am attaching a copy of the press release that accompanied the filing.





Yours sincerely,







/s/ Peter Hoch
--------------
Peter Hoch

CEO Europay International





More detailed information pertaining to the proposed transactions is set forth in appropriate filings that have been and will be made with the Securities and Exchange Commission, including the proxy statement-prospectus contained in the Registration Statement on Form S-4 of MasterCard Incorporated. We urge members to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Members can obtain copies of any filings containing information about the proposed transactions without charge at the SEC's Internet site (http://www.sec.gov).